--------------------------
                                                         OMB APPROVAL
                                                   --------------------------
                                                     OMB Number  3235-0104
                                                     Expires:    9/30/00
                                                     Estimated average burden
                                                     hours per response...0.5
                                                    --------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

     ALWARD                            KEVIN                     A.
              (Last)                  (First)                  (Middle)

     182 Powell Road
                          (Street)

     Allendale                          New Jersey             07401
              (City)                   (State)                 (Zip)

2.  Date of Event Requiring Statement
    (Month/Day/Year)

     March 29, 2001

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

     Covista Communications, Inc. (CVST)

5.  Relationship of Reporting Person(s) to Issuer
                (Check all applicable)
    x*   Director                                      10% Owner
    ---                                         ----
    x    Officer (give title below)                    Other (specify below)
    ---                                         ----

    Chief Operating Officer - appointed 3/29/01
    *Director - appointed 8/21/01

6.  If Amendment, Date of Original (Month/Year)

7.  Individual or Joint/Group Reporting
            (check applicable line)
      X    Form Filed by One Reporting Person
     ----
           Form Filed by More than One Reporting Person
     ----

Table I-Non-Derivative Securities Beneficially Owned

1. Title of   2. Amount of Securities   3. Ownership Form    4. Nature of Indirect
   Security      Beneficially Owned               Direct (D) or          Beneficial
  (Instr. 3)        (Instr.4)                                     Indirect (I)           Ownership
                                                                              (Instr. 5)            (Instr. 5)
 Common Stock        115,424                            D
 Common Stock         28,839                             I                            (1)
 Common Stock         43,258                              I                            (2)
 Common Stock         43,258                              I                            (3)

*If the form is filed by more than one reporting person, see instruction
 4(b)(v).
                                                                (Over)

Table II-Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)

   Employee Stock Option (right to buy)

2. Date Exercisable and Expiration Date (Month/Day/Year)

   Date Exercisable       Expiration Date
   ----------------       ---------------
       (4)                3/30/06

3.  Title and Amount of Underlying Securities (Instr. 4)

    Title                    Amount or Number of Shares
    -----                    --------------------------
 Common Stock                 250,000

4. Conversion or Exercise Price of Derivative Security

   $2.00 per share

5.  Ownership Form of Derivative Security Direct (D)or Indirect (I) (Instr. 5)

    D

6.  Nature of Indirect Beneficial Ownership (Instr. 5)

Explanation of Responses:
(1) The shares are held in the name of Elka Park Seven, LLC, a New Jersey limited liability company, of which Reporting Person is the sole manager.
(2) The shares are held in the name of The Alward Children's Trust of which Mr. Phil Alward, the Reporting Person's father, is the trustee. Reporting Person has no voting or dispositive power of the shares held by such Trust and therefore disclaims beneficial ownership thereof.
(3) The shares are held in the name of The Alward Generation-Skipping Trust of which Mr. Phil Alward, the Reporting Person's father, is the trustee. Reporting Person has no voting or dispositive power of the shares held by such Trust and therefore disclaims beneficial ownership thereof.
(4) The options vest in 10 equal semi-annual installments, with options for the first 25,000 shares becoming vested and exercisable on September 29, 2001.

                         /s/ Kevin A. Alward                     11/16/01
                        -----------------------------------     ------------
                      **Signature of Reporting Person            Date
                             KEVIN A. ALWARD

** Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
                                                           Page 2 of 2
                                                           SEC 1473 (7-96)